Exhibit 99.1

Li Auto Inc. December 2020 Delivery Update

BEIJING, China, January 1, 2021 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI), an innovator in China’s new energy vehicle market, today announced that the Company delivered 6,126 Li ONEs in December 2020, representing an increase of 31.9% month-over-month and 529.6% year-over-year. The Company’s deliveries for the fourth quarter reached 14,464, 67.0% higher than those for the third quarter and 20.5% above the top end of the Company’s guidance.

Also noteworthy, the number of Li ONE orders for December was at its highest level ever.

Additionally, cumulative deliveries of Li ONEs exceeded 30,000 as of December 18, 2020. This milestone was reached in just over 12 months since deliveries started on December 4, 2019, setting a new record for first models by new energy vehicle manufacturers. The Company would like to thank all Li ONE users for their continued support and belief in Li Auto.

	2020 Q1	2020 Q2	2020 Q3	2020 Q4	2020 FY
Deliveries	2,896	6,604	8,660	14,464	32,624

As of December 31, 2020, the Company had 52 retail stores covering 41 cities, and 114 servicing centers and Li Auto-authorized body and paint shops operating in 83 cities. As interest in Li ONE grows steadily, the Company remains committed to the continuous expansion of its direct sales and servicing network and further market penetration to support that interest.

About Li Auto Inc.

Li Auto Inc. is an innovator in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric SUVs. Through innovative products, technology, and business model, the Company provides customers with safe, convenient, and cost-effective mobility solutions. Li Auto is the first to successfully commercialize extended-range electric vehicles in China. The Company started volume production of its first model, Li ONE, in November 2019. With Li ONE, the Company leverages its in-house technology to create value for its customers, focusing on range extension, smart technology, and autonomous driving solutions. Beyond Li ONE, the Company aims to expand its product line by developing new vehicles to target a broader consumer base.

For more information, please visit: http://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles, Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com